# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XP Inc., CIK 0001787425
CUSIP: G98239109
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 20, Genesis Close, George Town, Grand Cayman, Cayman Islands (E9), KY1-1208
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000945621-24-000884
Filed by CIK 0001538449

## Reporting persons
- Mawer Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Alberta Canada (A0); sole voting power 36,048,990; shared voting power 0; sole dispositive power 36,680,224; shared dispositive power 0; aggregate amount beneficially owned 36,680,224 (8.46% of the class)
  Comment: Based upon 433,628,517 Class A Common Shares of XP Inc. (the "Issuer") outstanding as of September 30, 2024, as reported in the Issuer's 6-K (Unaudited financial statements) filed with the Securities and Exchange Commissison on November 19, 2024.

## Item 1. Issuer
Name of issuer: XP Inc.
Address of issuer's principal executive offices: 20, Genesis Close, George Town, Grand Cayman, Cayman Islands, KY1-1208

## Item 2. Person Filing
Name of person filing: Mawer Investment Management Ltd.
Address of principal business office or, if none, residence:
600, 517 - 10th Avenue SW
Calgary, Alberta, Canada, T2R 0A8
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 36,680,224
Percent of class: 8.46
Sole power to vote or to direct the vote: 36,048,990
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 36,680,224
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mawer Investment Management Ltd.: /s/ Manar Hassan-Agha, Manar Hassan-Agha, Portfolio Manager (01/24/2025)